82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 14, 2003


03032845

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 10/28

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On September 25, 2003, the Company made a presentation to investors at the Autumn Conference of CAI Cheuvreux in France. A copy of the English language version of this presentation is attached as Appendix A to this letter.

2. On October 3, 2003, the Company issued a press release announcing the adjusted US$85.52 put option price for Gucci Group shares, as a result of Gucci Group's return of capital to shareholders. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On October 9-10, 2003 the Company made a presentation to investors in the United Kingdom. A copy of the English language version of this presentation is attached as Appendix C to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A



Conférence d'Automne
CAI Cheuvreux

Serge **WEINBERG**

September 25, 2003



CONTENTS



The New PPR



The New PPR, a Group focused on high value-added activities

Building on 2 strengths : Retail and Luxury Goods

SALES
EUR 16 bn



85%
15%

RETAIL

- Leisure and Home Furnishings
  - Conforama, Fnac and Mobile Planet
- Apparel and Lifestyle
  - Printemps, Redcats and Orcanta
  - Credit and financial services
- CFAO

LUXURY GOODS

Gucci, Yves Saint Laurent, YSL Beauté, Bottega Veneta, Sergio Rossi, Boucheron, BEDAT & C°, Alexander McQueen, Stella McCartney, Balenciaga

EBIT :
€ 1.1 bn



71%
29%

2002 New PPR perimeter



A Group focused on the individual customer

BOUCHERON PARIS

BOTTEGA VENETA

YSL BEAUTE

PRINTEMPS

YVES SAINT LAURENT

GUCCI

BALENCIAGA

fnac.com

SURCOUF

Luxury goods

Fashion and beauty

PPR

Culture and technology

Household

CYRILLUS

empire

Brylane Home

VERTBAUDET

Conforama

LA REDOUTE

ellos

Daxon

... with leading brands



The New PPR : higher organic growth and profitability



Building on 2 strengths : Retail and Luxury Goods

RETAIL

- Capacity to gain market shares in France
- Successful internationalisation
- Potential for improving margin and invested capital

LUXURY GOODS

- A world-wide industry with a growth 3-times higher compared to markets where it operates
- Very high level of profitability
- A strong potential for improving the other brands' profitability

Retail


fnac
fnac
femme



Retail: capacity to gain market shares

FURTHER GAINS IN MARKET SHARE IN FRANCE

	Growth differential compared with market (pts)
Home equipment	
White (Small & Large electrical appliances)	+1.9
Brown (Consumer electronics & photo)	+2.1
Grey (IT & Telephony)	+6.7
Furniture	+5.0
Leisure and culture	
Books	+2.7
CDs	+2.9
Apparel & accessories	
Apparel (excl. Gucci)	+2.7

Sources: PPR and professional bodies



Retail: capacity to gain market shares

FURTHER GAINS IN MARKET SHARE IN FRANCE

H1 2003	PPR market share	Market (EUR million)
White	10.8%	2 675
Brown	14.0%	3 298
Grey	19,5%	2 650
Book	16.1%	1 235
Records	24.3%	741
Apparel	7.4%	12 492
Furniture	19.1%	4 004

Source : PPR and professional bodies



Retail: capacity to improve gross margin

RETAIL GROSS MARGIN IN FRANCE

39.6%



H1 2002

+0.1 point

39.7%



H1 2003

% of sales



Retail: successful international development

- 44% of Retail sales generated outside France en H1 2003
- 4 new store openings in H1 2003
  - 3 **Conforama** in Switzerland, Italy and Spain
  - 1 **Fnac** in Italy
- Objectives:densification and consolidation of the positions in existing countries
  - No openings in new countries in the next two years
  - Sustained policy of Fnac and Conforama stores openings and launch of Redcats catalogues in existing countries



Retail: successful international development

1995

1,109.8 M€

17.8% *of Retail division sales*
Profitability: ***3.4%***

Redcats
- 30% of sales
- 10 countries
- 2 catalogues

Fnac
- 11% of sales
- 2 countries
- 5 stores

Conforama
- 9% of sales
- 4 countries
- 9 stores

2002

4,344.8 M€

36% *of Retail division sales*
Profitability: ***5.8%***

Redcats
- 58% of sales
- 18 countries
- 19 catalogues

Fnac
- 24% of sales
- 6 countries
- 32 stores

Conforama
- 32% of sales
- 7 countries
- 44 stores

Fnac in Spain




fnac.com

Sales (in EUR m) / EBIT / Number of stores

	1994	1996	1997	1998	1999	2000	2001	2002	*2003e*
Sales (in EUR m)	30.1	44.3	72.4	101.9	147	180.2	212.2	241.5	*263.5*
EBIT	-4.4%	2.2%	2.8%	1.7%	4.2%	5.5%	5.4%	6.1%	6.7%
Number of stores	1	2	3	4	5	6	7	8	9

Conforama in Spain





Conforama

	1998	1999	2000	2001	2002	*2003e*
Sales (in EUR m)	20.4	66.9	75.4	70.8	70.4	*88.3*
EBIT	-0.8%	+0.6%	-2.5%	-4.1%	-2.9%	+1.1%

Legend: Sales (in EUR m); EBIT; Number of stores



Luxury Goods



Luxury Goods: very strong potential for the other brands

- Gucci: one of the most profitable brands in the sector
  - Strong profitability at Gucci maintained in H1: 29%
- Losses reduced at Yves Saint Laurent, second pillar of the Gucci Group
  - from - EUR 42.7 m in H1 2002 to - EUR 35.1 m in H1 2003
- Continued investment in development for the other brands
  - EUR 86.8 million in H1 2003



Luxury Goods : very strong potential for the other brands

Launch of the other brands:massive investments in stores and communications

- YSL Beauté : launch of Kingdom fragrance for Alexander McQueen and Essenza Di Zegna for Ermenegildo Zegna
- New Yves Saint Laurent store in Manhattan designed specifically to promote accessories
- Growth at Alexander McQueen
  - 2003 International Fashion Designers Award (CFDA)
- Successful development of Bottega Veneta



Luxury Goods: potential for improving the profitability

% of sales	Gucci Division	New brands (excl. YSL Beauté)
Costs of stores (% of retail sales)	**31.9%**	**54.4%**
Communication	**5.0%**	**20.0%**
G & A	**11.8%**	**30.0%**

at 31/12/2002



The New PPR : A solid financial structure



Improved financial structure and liquidity

SHARP REDUCTION IN NET FINANCIAL DEBT

- Net financial debt: **down 21.6%**

EUR 7.0 bn



EUR 5.5 bn



30/06/2002 30/06/2003

- Debt-to-equity ratio: **down 23.3 points**

85.2%



61.9%



30/06/2002 30/06/2003



Improved financial structure and liquidity

- Extension of average maturity of financing to 3.2 years and diversification of financial resources
  - Success of EUR 1.1 billion Oceane issue due January 2008 (May 2003)
  - Successful launch of EUR 750 million bond issue due 23 January 2009 (July 2003)
- Improved liquidity excluding Gucci
  - Gucci announces payment of a special EUR13.5 dividend (October 2003)
  - After Gucci put: EUR 2.7 bn in excess liquidity



Financial discipline and flexibility

- Maintain Group operational investments at EUR 450 million per annum over 2004-2006 period
- Strict management of working capital
- Annual free cash-flow of the New PPR
  - Around €600 million
- Financial structure strengthened after Rexel's disposal



Good resilience of the New PPR in H1 2003



Good resilience of the New PPR in H1 2003

EUR million

	H1 2003	Change
Sales	**7,680**	**+4.1%**
Gross margin	**3,416**	**+3.3%**
EBIT	**393**	**-6.9%**



Good resilience of the New PPR in H1 2003

CHANGE IN EBIT
H1 2003/2002

Retail	+6.2%
Luxury Goods	-24.5%
New PPR	-6.9%



Good resilience of the New PPR in H1 2003

- 4.4% increase in sales*
  - Leisure and Home Furnishings up 5.3%
  - Apparel and Lifestyle up 2.8%
  - CFAO up 6.1%
- EBIT up 6.2%*
  - Leisure and Home Furnishings up 4.4%
  - Apparel and Lifestyle up 18.7%
  - CFAO up 0.6%
- Operating margin steady at 4.4% *
  - 3.6% (3.6% in H1 02) Leisure and Home Furnishings
  - 3.9% (3.4% in H1 02) Apparel and Lifestyle
  - 9.2% (9.7% in H1 02) CFAO

* pro forma



Conclusion



The New PPR

- A more coherent Group
  - A unique customer: the individual
- A Group focused on high value-added activities
  - Retail and Luxury Goods
- A Group with higher performance
  - Higher organic growth
  - Higher profitability
- A Group with a higher level of financial flexibility
  - Strong generation of free cash-flow



Conférence d'Automne
CAI Cheuvreux

Serge **WEINBERG**

September 25, 2003

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, October 3 2003

PRESS RELEASE

PINAULT-PRINTEMPS-REDOUTE ANNOUNCES NEW PUT OPTION PRICE OF US$ 85,52 AFTER GUCCI GROUP'S RETURN OF CAPITAL TO SHAREHOLDERS

Pinault-Printemps-Redoute today announces a new put option price of US$ 85.52 following the€ 13.50 per share return of capital to Gucci Group's shareholders on October 2, 2003. The original put option price was US$ 101.50.

The new put option price is in accordance with the Restated Strategic Investment Agreement ("RSIA") signed by the Gucci Group and Pinault-Printemps-Redoute on September 9, 2001.

Note

Under Article 2.4 of the RSIA, Pinault-Printemps-Redoute is required to make a cash public offer for all Gucci Group shares at a US$ 101.50 put option price from March 22 to April 30, 2004.

Under Article 2.6 of the RSIA, in the event of a special payment to shareholders Gucci Group's Independent Directors may adjust the put option price by an amount up to the special payment, adjusted for the time value of money (3 month LIBOR plus 1%) between the date of payment and the final day of the public offer period, April 30, 2004.

On July 16, 2003 at the Annual General Meeting Gucci Group's shareholders approved a special € 13.50 per share return of capital. In accordance with Article 2.6 the Independent Directors reduced the put price by US$ 15.98. This amount is calculated as follows:

- US$ 15.78: The US dollar per share equivalent of€ 13.50 determined by the € 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

- US$ 0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$ 15.78 over the period from October 2, 2003 to April 30, 2004.

Pinault-Printemps-Redoute is a leading European non-food retailer through such companies as Printemps, Conforama, Redcats and Fnac, and the world's third largest Luxury Goods Group through Gucci Group of which PPR holds over 67 %. PPR is active in over 65 countries. In 2002, PPR posted consolidated sales of EUR 27.4 billion, operating profits of EUR 1.8 billion and net profits of EUR 1.6 billion and employed 108 000 people. The shares of Pinault-Printemps-Redoute are listed on the Paris Stock Exchange.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com	
Analysts/investors sites:	www.pprfinance.com	

Appendix C



UK *Roadshow*

October 9 - 10, 2003

Serge WEINBERG



CONTENTS



The New PPR



The New PPR, a Group focused on high value-added activities

Building on 2 strengths : Retail and Luxury Goods

SALES : EUR 16 bn



85%
15%

RETAIL

- Leisure and Home Furnishings
  - Conforama, Fnac and Mobile Planet
- Apparel and Lifestyle
  - Printemps, Redcats and Orcanta
  - Credit and financial services
- CFAO

LUXURY GOODS

Gucci, Yves Saint Laurent, YSL Beauté, Bottega Veneta, Sergio Rossi, Boucheron, BEDAT & C°, Alexander McQueen, Stella McCartney, Balenciaga

EBIT EUR 1.1 bn



71%
29%

2002 New PPR perimeter



A Group focused on the individual customer

BOUCHERON PARIS

BOTTEGA VENETA

YSL BEAUTE

PRINTEMPS

YVES SAINT LAURENT

GUCCI

BALENCIAGA

Luxury goods

Fashion and beauty

PPR

Culture and technology

Household

CYRILLUS

empire

Brylane Home

fnac.com

SURCOUF

VERTBAUDET

Conforama

LA REDOUTE

ellos

Daxon

... with leading brands



The New PPR: higher organic growth and profitability



Building on 2 strengths: Retail and Luxury Goods

RETAIL

- Capacity to gain market share in France
- Successful internationalisation
- Potential for improved margins and return on capital invested

LUXURY GOODS

- A global industry that grows 3-times faster than GDP
- Very high level of profitability
- A strong potential for improving the profitability of emerging brands

Retail


LA REDOUTE
fnac
fnac




Conforama

CONFORAMA

- Modernise the company's image with the launch of a new visual identity, new logo, new store layout, new catalogue
- Improve customer service
- Improve the supply chain by transferring the sourcing of furniture towards Eastern Europe and Asia
- Continue the integration of Emmezeta in Italy
- Successfully continue international expansion with the opening of 35 new stores within the next three years

	1995	2002	
■ Sales	1 341 M€	2,900 M€	(32.4% outside of France)
■ EBIT	91 M€	244 M€	




fnac
com

FNAC

- Strategy
  - Continue to gain market share in all product areas and to improve gross margin
  - Strengthen Fnac's presence in France and densify our international footprint
  - Make leisure, cultural products and new technologies and imaging products available for all
- Key figures
  - Sales 1995 / 2002: €1,540m / €3,547m
  - EBIT 1995 / 2002: €34m / €131m
- Store openings: 32 new openings since 1995 to reach 96 stores in 2002



PRINTEMPS

PRINTEMPS

- Develop closer relationship with customers
- Improve management of the supply chain to increase availability of products
- Reallocation of selling space to increase return per sq.m by focusing on high growth segment (Beauty, Luxury ...)

	1995	**2002**
Sales	725 M€	934 M€
EBIT	-5 M€	26 M€



Redcats



REDCATS

- Strategy : Build Redcats as the leader in the home shopping industry
  - 6 priorities:
    - Manage brand portfolio
    - Reinforce multi-channel approach
    - Expand into non apparel categories
    - Accelerate international development
    - Sharpen customer targeting
    - Enhance customer satisfaction
- Key figures
  - Sales 1995 / 2002: € 2,352m / € 4,636m
  - Nearly 58% sales outside France
  - EBIT 1995 / 2002: € 59m / € 216m
- 20 catalogues





CFAO
cfaogroup.com

CFAO

- Bolster market leadership in automobile distribution, mainly in Mediterranean Africa
- Extend geographical presence in pharmaceutical distribution mainly in Egypt
- Capture markets and external growth for CFAO Technologies

	1995	2002
■ Sales	€686m	€1,620m
■ EBIT	€53m	€144m



Retail: capacity to gain market share

FURTHER GAINS IN MARKET SHARE IN FRANCE

H1 2003	Growth differential compared with market (pts)
Home equipment	
White (Small & Large electrical appliances)	+1.9
Brown (Consumer electronics & photo)	+2.1
Grey (IT & Telephony)	+6.7
Furniture	+5.0
Leisure and culture	
Books	+2.7
CDs	+2.9
Apparel & accessories	
Apparel (excl. Gucci)	+2.7

Source : PPR and professional bodies



Retail: capacity to gain market share

FURTHER GAINS IN MARKET SHARE IN FRANCE

H1 2003	PPR market share	Market (EUR million)
White	10.8%	2 675
Brown	14.0%	3 298
Grey	19.5%	2 650
Book	16.1%	1 235
Records	24.3%	741
Apparel	7.4%	12 492
Furniture	19.1%	4 004

Source : PPR and professional bodies



Retail: capacity to improve gross margin

RETAIL GROSS MARGIN IN FRANCE



39.6%
H1 2002
+0.1 point
39.7%
H1 2003

% of sales



Retail: successful international development



Retail: successful international development

- 44% of Retail sales generated outside France in H1 2003
- 4 new store openings in H1 2003
  - 3 **Conforama** in Switzerland, Italy and Spain
  - 1 **Fnac** in Italy
- Objectives: densify and consolidate the positions in existing countries
  - No openings in new countries in the next two years
  - Sustained policy of Fnac and Conforama stores openings and launch of Redcats catalogues in existing countries



Retail: successful international development

1995

***17.8%** of Retail division sales*
*Profitability: **3.4%***

1,109.8 M€

Redcats
- 30% of sales
- 10 countries
- 2 catalogues

Fnac
- 11% of sales
- 2 countries
- 5 stores

Conforama
- 9% of sales
- 4 countries
- 9 stores

2002

***36%** of Retail division sales*
*Profitability: **5.8%***

4,344.8 M€

Redcats
- 58% of sales
- 18 countries
- 19 catalogues

Fnac
- 24% of sales
- 6 countries
- 32 stores

Conforama
- 32% of sales
- 7 countries
- 44 stores

Fnac in Spain




fnac
.com

-4.4%
30.1
1
1994
2.2%
44.3
2
1996
2.8%
72.4
3
1997
1.7%
101.9
4
1998
4.2%
147
5
1999
5.5%
180.2
6
2000
5.4%
212.2
7
2001
6.1%
241.5
8
2002
6.7%
263.5
9
2003e
Sales
(in EUR m)
EBIT
Number of
stores




Conforama

Conforama in Spain

	1998	1999	2000	2001	2002	*2003e*
Sales (in EUR m)	20.4	66.9	75.4	70.8	70.4	*88.3*
EBIT	-0.8%	+0.6%	-2.5%	-4.1%	-2.9%	+1.1%
Number of stores	2	11	11	11	9	11



Luxury Goods



Gucci

- Strategy:
  - Be a worlwide leader in luxury goods through two global brands: Gucci and Yves Saint Laurent
  - Strenghten positions in key luxury goods markets
  - Develop and maximize the value of emerging brands
- Key to success: outstanding brands, distribution and production



Luxury Goods: very strong potential for the other brands

- Gucci: one of the most profitable brands in the sector
  - Strong profitability at Gucci maintained in H1: 29%
- Losses reduced at Yves Saint Laurent, second pillar of the Gucci Group
  - from - EUR 42.7 m in H1 2002 to - EUR 35.1 m in H1 2003
- Continued investment in development for the other brands
  - EUR 86.8 million in H1 2003



Luxury Goods: very strong potential for the other brands

Launch of the other brands: massive investments in stores and communications

- YSL Beauté : launch of Kingdom fragrance for Alexander McQueen and Essenza Di Zegna for Ermenegildo Zegna
- New Yves Saint Laurent store in Manhattan designed specifically to promote accessories
- Growth at Alexander McQueen
  - 2003 International Fashion Designers Award (CFDA)
- Successful development of Bottega Veneta



Luxury Goods: potential for improved profitability

% of sales	Gucci Division	New brands (excl. YSL Beauté)
Costs of stores (% of retail sales)	31.9%	54.4%
Communication	5.0%	20.0%
G & A	11.8%	30.0%

at 31/12/2002



The New PPR : A solid financial structure



Improved financial structure and liquidity

SHARP REDUCTION IN NET FINANCIAL DEBT

- Net financial debt:
  down 21.6%

EUR 7.0 bn



30/06/2002

EUR 5.5 bn



30/06/2003

- Debt-to-equity ratio:
  down 23.3 points

85.2%



30/06/2002

61.9%



30/06/2003



Improved financial structure and liquidity

- Extension of average maturity of financing to 3.2 years and diversification of financial resources
  - Success of EUR 1.1 billion Oceane issue due January 2008 (May 2003)
  - Successful launch of EUR 750 million bond issue due 23 January 2009 (July 2003)
- Improved liquidity excluding Gucci
  - Payment of a special EUR13.5 Gucci dividend on October 2, 2003 (EUR 908 million)
  - Gucci put option price reduced to US$ 85.52 from US$ 101.50
  - After Gucci put and before Rexel disposal EUR 2.7 bn in excess liquidity



Financial discipline and flexibility

- Maintain Group operational investments at EUR 450 million per annum over 2004-2005 period
- Strict management of working capital
- Annual free cash-flow of the New PPR
  - Around €600 million
- Financial structure strengthened after Rexel's disposal



Conclusion



The New PPR

- A more coherent Group
  - A unique customer: the individual
- A Group focused on high value-added activities
  - Retail and Luxury Goods
- A Group with stronger performance
  - Higher organic growth
  - Higher profitability
- A Group with a higher level of financial flexibility
  - Strong generation of free cash-flow



UK *Roadshow*
October 9 - 10, 2003

Serge **WEINBERG**



Investor contacts

- *David Newhouse*

33 1 44 90 63 23 or dnewhouse@pprgroup.com

- *Alexandre de Brettes*

33 1 44 90 61 49 or adebrettes@pprgroup.com